Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blackhawk Bancorp, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

April 12, 2023

Dear Valued Shareholder,

In light of the recent announcement that Blackhawk Bancorp, Inc. has entered an agreement to merge with First Mid Bancshares, Inc., holding company for First Mid Bank & Trust, N.A., we are writing to inform you that the annual shareholder meeting will be postponed until later in the year.

We are excited about this transaction as we are very familiar with their approach to banking. Over the course of the past ten years, we have worked together on several of our large lending relationships. Their approach to lending and credit, their core values and their community-focused approach to banking all align well with Blackhawk’s. They have earned a reputation for exceptional service and professionalism.

Blackhawk Bank just completed its 5th consecutive year of record earnings and is moving forward with this opportunity to be better equipped to handle the pressures that come with regulatory guidelines, risk management demands, and technology advancements. It also provides some geographic diversity of risk, increased lending limits and a wider range of products and services, including agricultural services, insurance, and trust services. Customers will also gain increased access to banking services through an expanded network of branch and ATM locations in Illinois and Missouri. Because the Blackhawk branch network compliments the First Mid footprint, it's anticipated that all branches will remain open.

This transaction will provide increased liquidity for the stock you hold, as First Mid Bancshares stock is traded on the NASDAQ with significantly higher trading volume. We believe the combining of our companies, with extremely similar cultures and commitment to our communities, will provide greater opportunities for our customers, communities and employees, and ultimately increase realizable value for our shareholders.

Contingent upon regulatory approvals, the transaction is expected to be complete by fall of 2023 with a merger of the banks by year-end 2023. We will be holding a shareholder meeting later in the year asking you to approve the merger transaction. Once we have a date identified for the meeting, we will provide additional information and proxy materials to vote on the transaction.

In the meantime, enclosed you will find your copy of the annual report. Please feel free to follow the most up-to-date information about the transition process, read the letter to customers, and find FAQs at www.blackhawkbank.com/news-about-blackhawks-relationship-with-first-mid.

Sincerely,

Todd J. James

Chairman, President & CEO

Blackhawk Bancorp, Inc.

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Blackhawk, such as discussions of First Mid’s and Blackhawk’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Blackhawk, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Blackhawk will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Blackhawk with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Blackhawk; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Blackhawk’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Blackhawk; accounting principles, policies and guidelines; and the impact of the global COVID-19 pandemic on First Mid’s or Blackhawk’s businesses, the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Blackhawk that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Blackhawk. Investors in Blackhawk are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Blackhawk upon written request to Blackhawk Bancorp, Inc., 400 Broad St., Beloit, WI 53511-6223, Attention: Todd J. James, President & CEO. A final proxy statement/prospectus will be mailed to the shareholders of Blackhawk.

Participants in the Solicitation

First Mid and Blackhawk, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 15, 2023. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.